Exhibit 99.1

Canadian Zinc Completes Corporate Reorganisation

CZN-TSX
CZICF-OTCQB

  Changes name to NorZinc Ltd.
  TSX trading begins under symbol "NZC" on September 11, 2018

VANCOUVER, Sept. 6, 2018 /CNW/ - Canadian Zinc Corporation (TSX:CZN; OTCQB:CZICF) (the "Company" or "Canadian Zinc") is pleased to announce that the statutory Arrangement (the "Arrangement") to reorganise the Company structure, which was approved by the majority of the Company's shareholders at the Annual General and Special Meeting held on June 27, 2018, has become effective today.

NorZinc Arrangement

The Arrangement reorganises the Company into a separate publicly-listed holding corporation, named NorZinc Ltd. ("NorZinc"), and a directly held, wholly-owned, operating subsidiary retaining the name Canadian Zinc Corporation. The change was undertaken to facilitate future project financing of the Prairie Creek Project. The Arrangement leaves all the Prairie Creek property, assets, agreements and permits in place in the wholly-owned subsidiary.

With the reorganisation completed, all the shares of Canadian Zinc will be exchanged for shares of NorZinc, on a one-for-one basis, with no impact on shareholder's ultimate economic interest.

Shares of NorZinc will trade on the TSX under the symbol, "NZC" starting September 11, 2018. NorZinc's CUSIP and ISIN numbers will be 66976U104 and CA66976U1049, respectively. A new website for NorZinc is under construction and will be launched in the coming months.

Shareholders should refer to the Company's Information Circular dated May 25, 2018 (filed on SEDAR on May 31, 2018) for details regarding the procedure for the exchange of share certificates and the treatment of small lot holders under the Arrangement.

About NorZinc

NorZinc will be a TSX-listed exploration and development company trading under the symbol "NZC". The Company's key project is the 100%-owned Prairie Creek Project, an advanced-staged zinc-lead-silver property, located in the Northwest Territories. NorZinc also owns an extensive land package in central Newfoundland.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the continued trading on the OTCQB, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

SOURCE Canadian Zinc Corporation

View original content with multimedia: http://www.newswire.ca/en/releases/archive/September2018/06/c1366.html

%CIK: 0000910569

For further information: Don MacDonald, President & CEO, (604) 688--2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001; Steve Dawson, Vice President Corporate Development, (416) 203-1418, Suite 1805 - 55 University Avenue, Toronto, ON M5J 2H7, Tollfree:1-866-688-2001, E-mail: invest@canadianzinc.com, Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 07:00e 06-SEP-18